UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Shareholders’ Meeting approves Ps. 1,200 million capital reduction and use of up to Ps. 374 million for share repurchases

•	Members of the board of directors, chairman of the board, and chairs of board committees also ratified

Monterrey, Mexico, April 10, 2014—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), announced that its Shareholders’ Meeting, in annual ordinary and extraordinary session, today approved the proposal to pay shareholders a capital reduction of Ps. 1,200 million and use of resources of up to Ps. 374 million for share repurchases, among other decisions. The Shareholders’ Meeting also ratified the members of the Board of Directors.

The Ps. 1,200 million capital reimbursement to shareholders (Ps. 3.00 per share) will be paid in four installments: Ps. 400 million (Ps. 1.00 per share) no later than May 30, 2014; Ps. 300 million (Ps. 0.75 per share) no later than July 31, 2014; Ps. 300 million (Ps. 0.75 per share) no later than September 30, 2014; and Ps. 200 million (Ps. 0.50 per share) no later than November 30, 2014.

Up to Ps. 374 million was allocated for the repurchase of Series B shares during 2014 and until a shareholders’ meeting approves the results of the period.

The members of the board of directors, the chairman of the board, and the chairs of the board committees were ratified. The corporate governance bodies are made up as follows:

BOARD OF DIRECTORS

Name	Position
Diego Quintana Kawage (*)	Chairman and Director
Alonso Quintana Kawage (*)	Director
Laurent Galzy (*)	Director
Jacques Follain (*)	Alternate Director for Mr. Galzy
José Luis Guerrero Álvarez	Director
Luis Fernando Zárate Rocha	Director
Sergio Fernando Montaño León	Director
Elsa Beatriz García Bojorges	Independent Director
Alberto Felipe Mulás Alonso	Independent Director
Luis Guillermo Zazueta Domínguez	Independent Director
Ricardo Gutiérrez Muñoz	Independent Director
Carlos Guzmán Bofill	Independent Director

* Designated by the holders of Series BB shares

SECRETARY OF THE BOARD OF DIRECTORS

Name	Position
Rodrigo Antonio Quintana Kawage	Secretary (non-voting)
Alfredo Domínguez Sánchez	Pro-Secretary (non-voting)

AUDIT COMMITTEE

Name	Position
Elsa Beatriz García Bojorges	Chair / Independent Director
Alberto Felipe Mulás Alonso	Independent Director
Luis Guillermo Zazueta Domínguez	Independent Director

CORPORATE PRACTICES, FINANCES, PLANNING, AND SUSTAINABILITY COMMITTEE

Name	Position
Alberto Felipe Mulás Alonso	Chair / Independent Director
Ricardo Gutiérrez Muñoz	Independent Director
Carlos Guzmán Bofill	Independent Director

A translation of the resolutions adopted by the Annual Ordinary and Extraordinary Shareholders’ Meeting will be available in the investor relations section of OMA’s webpage (http://ir.oma.aero) in the section “Information for Shareholders.”

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit

•	Webpage http://ir.oma.aero

•	Twitter http://twitter.com/OMAeropuertos

•	Facebook https://www.facebook.com/OMAeropuertos

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: April 11, 2014